UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2006
                        COMMISSION FILE NUMBER 000-51576
                                               ---------

                             ORIGIN AGRITECH LIMITED
                 (Translation of registrant's name into English)

         No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ORIGIN AGRITECH LIMITED

                                       By:      /s/  Dr. Han Gengchen
                                                --------------------------------
                                       Name:    Dr. Han Gengchen
                                       Title:   Chief Executive Officer

Date: October 19, 2006

                                     EXHIBIT

Exhibit Number                Description
---------------               --------------------------------------------------

99.1 Press Release regarding the acquisition of equity interest in Denong Zhengcheng Seed Company, Ltd. and change of fiscal year.